November 27, 2012

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: File No. 001-09861

Dear Ms. Hayes:

This letter serves as the response of M&T Bank Corporation (“M&T” or “the Company”) to your letter dated November 9, 2012. Your comments and our responses to those comments follow.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

1.	We note your response to prior comment 1 and believe a complete risk factor discussion should be included in your disclosure filings prior to the filing of your next 10-K. Additionally, we note the reference in your response to other sections of your document where risks are disclosed. Please note that your revised risk factor section should include the details an investor needs to understand the risk and the potential consequences without having to refer to other sections of your document. In order to insure that your investors and the Hudson City investors voting on the merger have an adequate discussion of the applicable risks, please amend your 10-K or 10-Q to include a new risk factor discussion. Alternatively, include a discussion of all material risks applicable to your business in your Form S-4.

Response

M&T hereby undertakes to include in our Form S-4 a revised risk factor discussion that includes all material risks applicable to the business of M&T.

November 27, 2012

Item 15. Exhibits, Financial Statement Schedules

2.	We note your response to prior comment 5 and we do not agree with your position that the consulting agreement and arrangement are not required to be filed because they are unrelated to the directors’ service as director. Please note that Item 601(b)(10)(iii)(A) requires you to file any management contract or any compensatory plan, contract or arrangement. Please file the consulting arrangement with Robert E. Sandler, Jr. and Donald E. Foley as exhibits.

Response

M&T hereby undertakes to file the consulting agreements with Messrs. Sadler and Foley as exhibits to the M&T Form 10-K for the year ended December 31, 2012.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page, 38

3.	We note your response to prior comment 7. Please address the following:

•	Tell us why you did not file Mr. Foley’s employment arrangement as an exhibit to your filings.

Response

Following the closing of M&T’s acquisition of Wilmington Trust Corporation, on May 16, 2011, Mr. Foley’s employment arrangement was continued upon substantially similar terms as required by the Agreement and Plan of Merger between M&T, MTB One, Inc. and Wilmington Trust Corporation dated as of October 31, 2010 (the “Merger Agreement”). Neither M&T nor any of its subsidiaries entered into a new employment agreement or arrangement with Mr. Foley. Further, on December 23, 2010, Wilmington Trust Corporation filed a Form 8-K disclosing, among other things, that Mr. Foley’s base salary was increased to $1,500,000 per year. Therefore, M&T did not file the details of Mr. Foley’s employment arrangement as an exhibit to any of its filings because the material terms thereof had already been disclosed and remained unchanged upon the closing of the acquisition.

•	Tell us why your Form 8-K filed May 19, 2011 did not provide any information responsive to Items 5.02(d)(4) and (5).

November 27, 2012

Response

M&T did not believe that there was information responsive to such Items. Item 5.02(d)(4) requires disclosure of the information required by Item 404(a) of Regulation S-K, which in turn, seeks disclosure of transactions with related persons. M&T was not a participant in any transaction with Mr. Foley, with the arguable exception of M&T’s continuation of Mr. Foley’s employment arrangement pursuant to the terms of the Merger Agreement (the terms of which employment arrangement were publicly disclosed, and which entailed no new agreement or arrangement, in each case as noted in response to comment 3, above). Due to uncertainty surrounding Mr. Foley’s employment status at the time of the closing of the acquisition on May 16, 2011 resulting, in part, from his unilateral ability to constructively terminate his employment under his severance arrangement upon the change in control of Wilmington Trust Corporation and receive certain severance payments, M&T was not able to definitively determine that a proposed transaction with Mr. Foley would be reportable under Item 5.02(d)(4). We further note that the instruction 5.b. to Item 404(a) provides that disclosure of compensation to a director need not be provided pursuant to Item 404(a) if it is reported pursuant to Item 402(k). M&T’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 7, 2012, does provide this disclosure under Item 402(k) on Page 38. Also, Item 5.02(d)(5) requires disclosure of any material plan, contract or arrangement entered into in connection with the triggering event. As noted above, no new plan, contract or arrangement involving Mr. Foley was entered into in connection with M&T’s acquisition of Wilmington Trust Corporation or Mr. Foley’s election as a director and therefore there was no disclosure to be made under Item 5.02(d)(5).

Form 10-Q/A for the Quarterly Period Ended June 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Asset and Past Due, Renegotiated and Impaired Loan Data, page 77

4.	We note from your response to prior comment 10 that at June 30, 2012, the balance of your junior lien loans and lines that were in nonaccrual status solely as a result of first lien loan performance was insignificant. We also note from page 104 of your 2011 Form 10-K that your loans are placed on nonaccrual status and previously accrued interest thereon is charged against income when principal or interest is delinquent 90 days. Please tell us the following:

•	The balance at June 30, 2012 of your junior lien loans and lines that were in nonaccrual status solely as a result of first lien loan performance.

November 27, 2012

•

Whether your determination that junior liens on nonaccrual status solely as a result of the first lien loan performance was insignificant is based upon the first lien being classified as nonaccrual at 90 days past due or sooner. If not, quantify the impact on nonaccrual second liens if you adjust the nonaccrual status threshold for first liens that you own or service to 90 days past due.

•

The extent to which you have considered using that data from your junior liens where you do own or service the first lien for purposes of evaluating the nonaccrual status of junior liens that are behind a first lien mortgage that is not owned or serviced by you (e.g., using the information on junior liens where you do have data on the related first liens as a proxy for the data you do not have on first liens related to your remaining junior lien portfolio). Quantify the impact of using the information that you do have on a portion of your junior lien portfolio and applying that information to your entire junior lien portfolio, including the impact on the balance of nonaccrual junior liens behind first liens that you do not own or service.

Response

At June 30, 2012 the balance of junior lien loans and lines that were in nonaccrual status solely as a result of first lien loan performance was $6 million or .64% of total nonaccrual loans and .01% of total loans. We confirm that our determination that junior liens on nonaccrual status solely as a result of the first lien performance was based upon the first lien being considered nonaccrual at 90 days past due or sooner. As stated in our response to your prior comment 10, M&T’s nonaccrual policy for junior lien home equity loans and lines of credit does consider the payment status of the senior lien loan in cases where M&T has knowledge about the payment status of such loan. To the extent known by M&T as owner or servicer, if the senior lien loan, for payment delinquency or other reasons, would be on nonaccrual status, M&T similarly places the junior lien loan or line on nonaccrual status. As disclosed on page 79 of our Form 10-Q/A for the quarterly period ended June 30, 2012, approximately 83% of M&T’s junior lien portfolio consisted of junior lien loans that were behind a first lien mortgage loan that was not owned or serviced by the Company. For junior lien loans where an entity other than the Company held a first lien mortgage, the Company cannot precisely determine whether there is a delinquency on such first lien mortgage. As a result, we have not put junior lien loans or lines on nonaccrual status based on first lien payment performance if we do not own or service the first lien loan. Performing a simple extrapolation of the $6 million of junior lien loans and lines that were in nonaccrual status solely as a result of first lien performance to the entire junior lien population would result in an incremental $30 million of nonaccrual loans or 3% of total nonaccrual loans and .05% of total loans at June 30, 2012. We do not believe it appropriate under GAAP to record nonaccrual loan balances based on a simple extrapolation, but find it useful to gauge the materiality of the potential impact to M&T’s nonaccrual balances. We do not consider this estimated incremental amount of nonaccrual loans to be significant for disclosure purposes.

November 27, 2012

Form 8-K Filed August 31, 2012

Exhibit 2.1

5.	We note your response to prior comment 11 and we are aware that the disclosure schedules are the only schedules that were omitted from the agreement when filed. However, without a list identifying the contents of the omitted schedules, investors are unable to ascertain which provisions of the agreement contain exceptions that appear in the disclosure schedules. Therefore, please refile the agreement as previously requested.

Response

As discussed with the SEC staff, M&T hereby undertakes to file with the Form S-4 a list identifying the disclosure schedules to the Agreement and Plan of Merger among M&T, Hudson City Bancorp, Inc. and Wilmington Trust Corporation for which a substantive disclosure was made.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Privately Issued Mortgage-Backed Securities, page 95

6.	We note that the net unrealized losses for your privately issued residential mortgage-backed securities within your available for sale portfolio were $143.828 million as of September 30, 2012, and these securities have been in a continuous unrealized loss position for twelve months or longer. We also note your disclosure of the current default and severity status of these securities within the table on page 95 and the projected OTTI model default and loss severity percentages on page 96. To promote the comparability between the current status of your privately issued residential mortgage-backed securities with your available for sale portfolio and the related projected model assumptions, please revise your tabular disclosure in future filings to include the current payment status separately for privately issued residential mortgage-backed securities for which you have recorded OTTI and the privately issued residential mortgage-backed securities for which you have not recorded OTTI. In your disclosure, specifically address the Hybrid ARMs that constitute substantially all of the net unrealized losses of your available for sale portfolio.

November 27, 2012

Response

As requested, we will expand our tabular disclosure in future filings to include the current payment status separately for privately issued mortgage-backed securities for which M&T has recorded OTTI and the privately issued mortgage-backed securities for which M&T has not recorded OTTI. At September 30, 2012, for privately issued mortgage-backed securities backed by Hybrid ARMs the projected model default percentages on the underlying mortgage loan collateral ranged from 5% to 31% and loss severities ranged from 22% to 62%. For Hybrid ARM supported bonds in which the Company has recognized an other-than-temporary impairment charge, the weighted-average percentage of default collateral was 19% and the weighted-average loss severity was 48%. For Hybrid ARM supported bonds without other-than-temporary impairment losses, the weighted-average default percentage and loss severity were 10% and 37%, respectively. We do not find these percentages to be significantly different from the comparable percentages disclosed for the entire privately issued mortgage-backed securities portfolio and therefore have not provided separate disclosure of such percentages. Should these metrics for Hybrid ARM bonds differ significantly from the collective privately issued mortgage-backed securities portfolio in the future, we will disclose such information in M&T’s Form 10-Q or 10-K, as appropriate.

* * * *

Should you require additional clarification on any of our responses to your comments, please contact me at 716-842-5844.

Very truly yours,

/s/ René F. Jones René F. Jones
Executive Vice President and Chief Financial Officer

cc:	Michael R. Spychala